SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


NAME OF ISSUER:  Pitt - Des Moines Inc.


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  724-508-106


Check the following box if a fee is being paid with this statement:  [   ]

CUSIP NO.  724-508-106

______________________________________________________________________________

(1)   Names of Reporting Persons;                Integra Financial Corporation
      SS or IRS Identification                          IRS Id. No. 25-1597793
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                                        Pennsylvania
      of Organization
______________________________________________________________________________





Number of Shares  (5)   Sole Voting Power                               62,082
Beneficially
Owned by Each     (6)   Shared Voting Power                            112,512
Reporting Person
With              (7)   Sole Dispositive Power                         113,178

                  (8)   Shared Dispositive                              61,416
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                   174,594*
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                       7.51%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              HC
      (See Instructions)


*     The reporting person disclaims beneficial ownership of any of the shares

CUSIP NO.  724-508-106

______________________________________________________________________________

(1)   Names of Reporting Persons;  Integra Trust Company, National Association
      SS or IRS Identification                          IRS Id. No. 25-0741760
      Nos. of Above Person:
______________________________________________________________________________

(2)   Check the Appropriate Box (See Instructions):
      (a)
            ---------------
      if a Member of a Group

      (See Instructions)
      (b)         X
            ----------------
      Membership in any group is disclaimed
______________________________________________________________________________

(3)   SEC Use Only
______________________________________________________________________________

(4)   Citizenship or Place                            United States of America
      of Organization
______________________________________________________________________________





Number of Shares  (5)   Sole Voting Power                               62,082
Beneficially
Owned by Each     (6)   Shared Voting Power                            112,512
Reporting Person
With              (7)   Sole Dispositive Power                         113,178

                  (8)   Shared Dispositive                              61,416
                        Power
______________________________________________________________________________

(9)   Aggregate Amount Beneficially                                   174,594*
      Owned by Each Reporting Person
______________________________________________________________________________

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares
______________________________________________________________________________

(11)  Percent of Class Represented                                       7.51%
      by Amount in Row 9
______________________________________________________________________________

(12)  Type of Reporting Person                                              BK
      (See Instructions)


*     The reporting person disclaims beneficial ownership of any of the shares

CUSIP NO. 724-508-106

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer:
            ---------------

                  Pitt - Des Moines Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

                  3400 Grand Avenue
                  Pittsburgh, Pennsylvania  15225

Item 2(a)   Name of Person Filing:
            ----------------------

                  1.    Integra Financial Corporation
                  2.    Integra Trust Company, National Association

Item 2(b)   Address of Principal Business Office:





            ------------------------------------------------------------

                  1.    Four PPG Place
                        Pittsburgh, Pennsylvania 15222-5408

                  2.    300 Fourth Avenue
                        Pittsburgh, Pennsylvania  15278

Item 2(c)   Citizenship or Place of Organization:
            -------------------------------------

                  1.    Pennsylvania
                  2.    United States of America

Item 2(d)   Title of Class of Securities:
            -----------------------------

                  Common Stock

Item 2(e)   CUSIP Number:
            -------------

                  724-508-106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is :
            ------------------------------------------------------------------

            1.    Integra Financial Corporation

                  (a)   ( )   Broker or Dealer registered  under Section 15 of
                              the Act.

                  (b)   ( )   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance Company  as  defined in  Section  3(a)
                              (19) of the Act.

CUSIP NO. 724-508-106


                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee Benefit  Plan,  Pension Fund  which  is
                              subject   to  the  provisions  of  the  Employee
                              Retirement  Income  Security   Act  of  1974  or
                              Endowment Fund.

                  (g)   (X)   Parent  Holding  Company,  in   accordance  with
                              Section 240.13d-1(b) (ii) (G).





                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

            2.    Integra Trust Company, National Association

                  (a)   ( )   Broker or  Dealer registered under Section 15 of
                              the Act.

                  (b)   (X)   Bank as defined in Section 3(a) (6) of the Act.

                  (c)   ( )   Insurance  Company as  defined  in Section  3(a)
                              (19) of the Act.

                  (d)   ( )   Investment Company registered under Section 8 of
                              the Investment Company Act.

                  (e)   ( )   Investment Adviser registered under  Section 203
                              of the Investment Advisers Act of 1940.

                  (f)   ( )   Employee  Benefit Plan,  Pension  Fund which  is
                              subject  to  the  provisions  of   the  Employee
                              Retirement   Income  Security  Act  of  1974  or
                              Endowment Fund.

                  (g)   ( )   Parent  Holding  Company,  in   accordance  with
                              Section 240.13d-1(b) (ii) (G).

                  (h)   ( )   Group, in accordance  with Section  240.13d-1(b)
                              (1) (ii) (H).

Item 4      Ownership:
            ----------
      (a)   Amount beneficially owned:

                  1.    Integra Financial Corporation                 174,594*
                  2.    Integra Trust Company, National Association   174,594*

      (b)   Percent of class:

                  1.    Integra Financial Corporation                    7.51%
                  2.    Integra Trust Company, National Association      7.51%


* The reporting person disclaims beneficial ownership of any of these shares.

CUSIP NO. 087-821-200

      (c)   Number of shares as to
            which person has:

            1.    Integra Financial Corporation

                  (i)   Sole power to vote or                           62,082





                        to direct the vote:

                  (ii)  Shared power to vote                           112,512
                        or to direct the vote:

                  (iii) Sole power to dispose or to                    113,178
                        direct the disposition of shares:

                  (iv)  Shared power to dispose or to direct            61,416
                        the disposition of shares:


            2.    Integra Trust Company, National Association

                  (i)   Sole power to vote or                           62,082
                        to direct the vote:

                  (ii)  Shared power to vote                           112,512
                        or to direct the vote:

                  (iii) Sole power to dispose or to                    113,178
                        direct the disposition of shares:

                  (iv)  Shared power to dispose or to direct            61,416
                        the disposition of shares:

Item  5.    Ownership of Five Percent or Less of a Class
            ---------------------------------------------

                  Not Applicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------

                  See Appendix I

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
            ------------------------------------------------------------------

                  See Appendix II

Item 8      Identification and Classification of Members of the Group:
            ----------------------------------------------------------

                  Not Applicable

Item 9      Notice of Dissolution of Group:
            -------------------------------

                  Not Applicable.

Item 10     Certification:
            --------------





                  Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and
                                    Assistant General Counsel



                                    INTEGRA TRUST COMPANY,
                                          NATIONAL ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance

                                  APPENDIX I


Item 6.


The reporting person holds all of the securities reported herein as a fiduciary and as such does not have the right to receive for its own account or the power to direct the receipt for its own account of dividends and proceeds that are applied in accordance with the various instruments under which the reporting person holds such securities as a fiduciary.

The reporting person disclaims beneficial ownership of all share reported herein.

                                  APPENDIX II


Item 7.





Integra Financial Corporation is filing this report to reflect the holdings of the Trust Department of its subsidiary bank, Integra Trust Company, National Association which hold the shares reported herein as a fiduciary.

                                   EXHIBIT A

      Each of the undersigned hereby agrees that the Schedule 13G to which this Exhibit is attached is filed on behalf of each of them.


                                    INTEGRA FINANCIAL CORPORATION


                              BY:   /s/Kenneth C. Thiess
                                    ______________________________
                                    Kenneth C. Thiess
                                    Vice President, Secretary and
                                    Assistant General Counsel



                                    INTEGRA TRUST COMPANY,
                                          NATIONAL ASSOCIATION


                              BY:   /s/Robert A. Rose
                                    ______________________________
                                    Robert A. Rose
                                    Vice President of Compliance